May 4, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Treasure Global Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 4, 2022
File No. 333-264364

Dear Staff:

On behalf of Treasure Global Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated as of May 13, 2022 with respect to the Company’s Amendment No.1 to Registration Statement on Form S-1 filed with the SEC by the Company on May 4, 2022 (“Form S-1/A”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that the Company is not filing Amendment No.2 with concurrently with the submission of this letter in response to the Staff’s comments, but will file Amendment No.2 after the Company receives its response to this letter from the Staff.

Amendment No. 1 to Registration Statement on Form S-1

Notes to Unaudited Condensed Consolidated Financial Statements

Revenue recognition

Product Revenues, page F-10

1. We have reviewed your response to comment 2. In your response you state the Company purchases gift cards (or E-vouchers) in batches and has control over the applicable gift cards (or E-vouchers), however, we note from the filing that your inventory balance appears to be less than would be needed to support a single day of sales. Please tell us how you would fulfill an order to a customer for a gift card (or E-voucher) when it does not appear that you have the inventory on hand prior to the customer's order. In your response, tell us your considerations of ASC 606-10-55-37 which states "an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer." Additionally, please tell us the time frame from when you obtain the inventory, when an order is received from a customer and when the ordered gift card (or E-voucher) is delivered to that particular customer.

The Company has responded to the staff’s concerns by restating the concerns raised in comment 1 separately and then responding to them. Also based on the Company’s conversation with the accounting Staff on May 18, 2022, it has also included a discussion about the three indications of control set forth in ASC 606-10-55-39 and has distinguished the Company’s purchases and sales from ASC 606-10-55-330 to 334 - Example 48 - Arranging for the Provision of Goods or Services (Entity is an Agent), the example cited by the accounting Staff in the May 18 conversation.

(i) The Company’s inventory balance appears to be less than would be needed to support a single day of sales. Please describe how the Company would fulfill an order to a customer for an E-Voucher if it does not have the inventory on hand prior to the customer’s order.

Based on the Staff’s letter and the Company’s conversion with the accounting Staff on May 18, 2022, the Company’s understands that the inventory balance referred to by the Staff is its December 31, 2021 inventory balance of $137,5011 and the single day sales number that the Staff refers to is average daily revenue of approximately $237,393 ($42,730,654 of revenue during the six-month period ending December 31, 2021 divided by 180 days). The Company does not believe it is appropriate to match the period ending inventory with average daily revenue because the Company’s inventory balance at the end of any quarter is artificially low. At the end of each quarter in the normal course of business, the Company provides discounts and other promotions to its customers to maximize its quarterly revenues, which also has the effect of substantially lowering inventory levels during the last days of each quarterly period. The Company also had a high of $1,511,478 of daily inventory during such period. Therefore, the Company believes it more appropriate to match average daily revenue with average daily inventory during the applicable period. The Company maintained an average daily inventory of $0.65 million for the six-month period ending December 31, 2021, which supported 2.24 days of sales during such period.

The following table shows the highest, lowest, average and quarterly end inventory levels for the Company and the highest, lowest and average number of days it holds inventory, in each case by fiscal quarter since it began operations in Q3 for fiscal year 2021 until its latest completed fiscal quarter, Q3 for fiscal year 2022 (based on the Company’s June 30 fiscal year end):

Fiscal Quarter	Highest Daily Inventory Amount during the Quarter	Date-of Highest Daily Inventory Amount	Lowest Daily Inventory Amount	Date-of Lowest Daily Inventory Amount	Average Daily Inventory Amount [2]	Inventory Amount On Last Day of Quarter	Average Daily Revenue during the Quarter Quarter	Highest Number of Days of Inventory on Hand during the Quarter	Lowest Number of Days of Inventory on Hand during the Quarter	Average Number of Days of Inventory on Hand during the Quarter
	(a)		(b)		(c)	(d)	(e)	[(a) / (e)]	[(b) / (e)]	[(c) / (e)]
Q3 for fiscal year 2021[3]	$395,824	25 Mar 2021	$30	1 Feb 2021	$132,144	$220,616	$3,357	117.9	0.1	39.4
Q4 for fiscal year 2021	$1,327,465	24 Jun 2021	$136,710	25 Apr 2021	$647,162	$392,764	$145,460	9.1	0.9	4.5
Q1 for fiscal year 2022	$1,529,794	26 Aug 2021	$313,573	30 Sep 2021	$797,973	$313,573	$222,032	6.9	1.4	3.6
Q2 for fiscal year 2022	$1,079,415	28 Dec 2021	$65,816	23 Nov 2021	$499,736	$137,501	$233,413	4.6	0.3	2.1
Q3 for fiscal year 2022	$1,511,478	19 Jan 2022	$66,498	31 Mar 2022	$524,443	$66,498	$232,215	6.5	0.3	2.3

[1]	Differs from $169,218 inventory balance in the Company’s December 31, 2021 balance sheet as that number includes inventory from other items.
[2]	Equals the sum of the daily inventory amounts during the quarter divided by the number of days in the quarter.
[3]	The Company began operations in Q3 2021 and results are not indicative of its current operations.

The Company buys E-vouchers from two different vendors every day, posts the availability of such E-vouchers on its platform and then fills customer orders for E-vouchers as they are made. Once the Company does not have a certain E-Voucher in its inventory, the platform will display “SOLD OUT” for such E-Voucher and the customer will have no ability to purchase or pre-order that E-voucher. Under no circumstances can a customer order or will the Company sell an E-voucher that is not part of the Company’s inventory.

(ii) How has the Company considered ASC 606-10-55-37, which states "an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer."

The table above shows that since the Company began operations (excluding the first quarter of operations) it has held its E-vouchers in inventory on an average of approximately 3.1 days and up to 9.1 days. This does not represent a momentary transfer of title to the Company with a ready or predetermined buyer for the Company to transfer the E-vouchers to. The Company bears the risk of loss if events occur during the time the Company holds E-voucher inventory. As shown in the table above, there have been days where inventory has been less than the average of daily revenue, but as previously stated, under no circumstances can a customer order an E-voucher or the Company sell an E-voucher that is not part of the Company’s inventory. Also, the Company could choose to hold a higher level of inventory for these vouchers, but naturally maximizes the turnover of this inventory for normal business efficiencies. Equally, the Company could, at a later date, offer other E Vouchers which are specific to a specific merchant or retailer, which may by the nature of being more restrictive, lead to substantially higher daily inventory rates. This would merely be of a function of the E Voucher partner, but the underlying ownership and risk associated with holding these retailer specific vouchers is the same in nature as the more generic E- Vouchers currently offered. The Company does not believe that they should have a different accounting policy based on the nature of the vouchers offered, given that they all hold the same proprietary risk.

(iii) Describe the time frame from when you obtain the inventory, when an order is received from a customer and when the ordered E-voucher is delivered to that particular customer

As described on page 68 of the Form S-1A, the Company purchases E-vouchers from two different vendors, Pay’s Gift and Razor Gold. These E-vouchers are not all the same and provide discounts to goods and services from different companies or different sets of companies. The Company typically orders E-vouchers from its vendors every day. The Company will issue a purchase order to a vendor for E-vouchers and such vendor will issue an invoice to the Company for such order within one day of such order. The Company will then make payment in full for the E-vouchers, typically within one day of receipt of the invoice. Once payment is made the vendor will provide the Company with the pin codes for the E-vouchers and only then will the Company post the availability of the E-vouchers for sale on its platform. In order for customers to obtain available E-vouchers, they must pay the purchase price in full and then automatically and immediately the Company provides them with the pin codes for such E-vouchers. The time frame from when the Company obtains an E-voucher and posts its availability for sale on its platform, to an order being received from a customer for such E-voucher and such E-voucher being delivered to the customer is typically 2-3 days, which coincides with average number of days of inventory described above. Furthermore, the Company’s customers can only place an order for an E-voucher over its platform after the Company has paid the applicable vendor in full for such E-voucher and then posted the availability for sale of such E-voucher on its platform. The Company seeks to optimize its cashflow with regard to purchasing E-vouchers, and as such maintains the optimal inventory level to support projected sales. As stated above, there may be other E-vouchers that the Company chooses to offer which require it to support higher daily inventory levels, but this is a factor of the nature of the supplier relationship and terms of trade, supporting the case that the Company acts as a principal.

(iv) ASC 606-10-55-39.

The Company has analyzed the indicators that an entity controls the specified good or service before it is transferred to the customer (and is therefore acting as a principal) in depth as follows in accordance with ASC 606-10-55-39:

a.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

Principal Indicator: Yes, the Company is primarily responsible for fulfilling the promise to provide the specified good because it will need to directly obtain the applicable E-voucher pin code from its vendors, which demonstrates that the Company has control over the E-voucher.

b.	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

Principal Indicator: Yes, the Company has inventory risk of E-voucher as it will have to purchase E-vouchers) and post their availability on its platform for sale before it can receive orders from its customers. In addition, should the E-vouchers not be sold to any of the Company’s customers, the Company will not be able to return E-vouchers to its vendors, which demonstrates that the Company has inventory risk.

c.	The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

Principal Indicator: Yes, the Company has discretion in establishing the price of the E-voucher from a discounted face value price to the full face value of the E-voucher, which demonstrates the Company has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits.

Based upon on the above assessments, the Company concluded that it met all of the principal indicators in accordance with ASC 606-10-55-39 and therefore recognizes the sales of E-vouchers on a gross basis.

(v) ASC 606-10-55-330 to 334 - Example 48 - Arranging for the Provision of Goods or Services (Entity is an Agent)

The Company has analyzed whether its operations match with the example as stated in ASC 606-10-55-330 to 334 - Example 48 - Arranging for the Provision of Goods or Services (Entity is an Agent).

The Company believes its operations differ to those provided in Example 48 because the Company purchases E-vouchers and posts their availability on its platform prior to receipt of orders from its customers, which is different to the scenario as described in ASC 606-10-55-330 for which “the entity does not purchase or commit itself to purchase vouchers in advance of the sale of a voucher to a customer; instead, it purchases vouchers only as they are requested by the customers.” As a result, the Company accounts for the revenue generated from the E-voucher sales on a gross basis as it is acting as a principal in the transaction.

General

2. Please have counsel opine on the legality of the underwriters’ warrants as your binding obligation. For guidance, refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section II.B.1.f.

The Company will file with Amendment No. 2, our revised opinion which will opine on the legality of the underwriters’ warrants as the Company’s binding obligation.

Should you have any questions relating to the foregoing or wish to discuss any aspect of this letter, please contact me at (646) 876-0618.

Sincerely,

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP